UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	65363

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


*A6
3/10


15048839

REPORT FOR THE PERIOD BEGINNING ___1/1/2014___ AND ENDING ___12/31/2014___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAROTH CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 EAST 59TH STREET, 12TH FLOOR
(No. and Street)

NEW YORK   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER ROTHSCHILD   212-687-2761
                                                     (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- if individual, state last, first, middle name)

1212 AVENUE OF THE AMERICAS   NEW YORK   NY   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____PETER ROTHSCHILD_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____DAROTH CAPITAL ADVISORS LLC_____ , as of _____December 31,_____ 20 _14___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President and CEO
_____
Title

R. Ashmeade
Notary Public

02-26-15

RICHARD ASHMEADE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AS6282970
Qualified in Bronx County
Commission Expires May 28, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Daroth Capital Advisors LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2014

DAROTH CAPITAL ADVISORS LLC
(A Limited Liability Company)

Index

Facing Page



CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member of Daroth Capital Advisors LLC

We have audited the accompanying statement of financial condition of Daroth Capital Advisors LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
February 26, 2015

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 1,289,408
Accounts receivable	635,000
Total	$ 1,924,408

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses	$ 141,660
Member's equity	1,782,748
Total	$ 1,924,408

See Notes to Statement of Financial Condition.

Note 1 - Nature of business:

Daroth Capital Advisors LLC, a Limited Liability Company, (the "Company") is a wholly-owned subsidiary of Daroth Capital LLC ("DC") (the "Parent"). The Company was organized on March 1, 2002 as a Delaware limited liability company and is registered in New York to do business as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is based on the relevant state law. The Company provides corporate financial advisory services to selected clients including investment banking and private placement of securities.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when acquired to be cash equivalents.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. Certain merger and acquisition and financial advisory fees are earned upon "success" or completion of a transaction and these fees are generally recognized at the closing of the respective transaction. The fees received by the Company are generally paid in cash although the Company also sometimes receives securities in connection with providing financing and advisory services.

DAROTH CAPITAL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (concluded):
Allowance for doubtful accounts:
The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current credit considerations and the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. As of December 31, 2014, management recorded no allowances for doubtful accounts.

Income taxes:
The accompanying financial statement does not contain a provision for federal, state and local income taxes since the Company's net income or loss is included in the federal, state and local income tax returns of its Parent.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and is thus not subject to federal, state and local taxes and does not file income tax returns in any jurisdiction.

The Company has no unrecognized tax benefits at December 31, 2014.

Subsequent events:
The Company has evaluated subsequent events through the date the financial statement was issued.

Note 3 - Related party transactions:

During the year ended December 31, 2014, the Company paid administrative fees of $121,200 to DC, pursuant to the administrative services agreement which management believes reflects the Company's allocation of its share of common costs. Additionally, DC paid expenses of $63,883 on behalf of the Company. As of December 31, 2014, $5,541 of these expenses are payable to the related entity and are included in accrued expenses and other liabilities.

Note 4 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At December 31, 2014, the Company had cash equivalents in excess of SIPC insured limits in the amount of approximately $750,000.

Note 5 - Major customers:

As of December 31, 2014, the Company has an account receivable of $335,000 from one client and $300,000 from another client.

Note 6 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $1,122,826, which was $1,113,382 in excess of its required net capital of $9,444. The Company's ratio of aggregate indebtedness to net capital was 0.1262 to 1.